Exhibit 99.1

Draganfly Announces Participation at the H.C. Wainwright 25th Annual Global Investment Conference

New York, NY., September 8, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today it will be a presenting at the H.C. Wainwright 25th Annual Global Investment Conference from September 11-13, 2023.

Cameron Chell, President and CEO of Draganfly will provide an overview of the Company’s business in person on September 11 at 11:30 AM EST in the Roswell Room at the Lotte Hotel in New York City, located at 455 Madison Avenue.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About H.C. Wainwright & Co.

H.C. Wainwright is a full-service investment bank dedicated to providing corporate finance, strategic advisory, and related services to public and private companies across multiple sectors and regions. H.C. Wainwright & Co. also provides research and sales, and trading services to institutional investors.

According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering), and PIPE (private investment in public equity) executed cumulatively since 1998.

For more information, visit H.C. Wainwright & Co. on the web at www.hcwco.com